Exhibit 99.1

MINISO Group Makes Further Announcement about Annual General Meeting to Be Held on July 11, 2022

GUANGZHOU, China, June 20, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO”, “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today announced that the notice (the “AGM Notice”) of the upcoming annual general meeting (the “AGM”) and form of proxy for the AGM have been published on the Company’s website at https://ir.miniso.com/. The AGM Notice, to which the form of proxy is attached and made a part, contains details of the proposed resolutions for shareholder consideration and approval at the AGM and other additional information regarding the AGM. The Board of Directors of the Company fully supports the proposed resolutions listed in the AGM Notice and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of the resolutions set out in the AGM Notice.

As previously announced, the AGM will be held on July 11, 2022 at 9 a.m. (local time) at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. The Board of Directors of the Company has fixed the close of business on June 16, 2022 (New York time) as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of the AGM or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjournment or postponement thereof. Holders of ADSs representing the Company’s Class A ordinary shares at the close of business on the Record Date who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

MINISO Group has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended June 30, 2021, with the U.S. Securities and Exchange Commission. MINISO Group’s Form 20-F can be accessed on the Company’s website at https://ir.miniso.com/, as well as on the SEC’s website at http://www.sec.gov.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Investor Relations Contact

Raine Hu, Mengru Wang

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039